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RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

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October 4, 2019

Confidential

Ms. Christine Torney

Mr. Kevin Vaughn

Mr. Jeffrey Gabor

Ms. Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	I-Mab (CIK No. 0001778016)
Response to the Staff’s Comments on
Amendment No.1 to Draft Registration Statement on Form F-1
Confidentially Submitted on September 5, 2019

Dear Ms. Torney, Mr. Vaughn, Mr. Gabor, and Ms. Westbrook:

On behalf of our client, I-Mab, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 19, 2019 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on September 5, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

October 4, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 5, 2019

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 and your continued references to potentially “first-in-class” or “best-in-class” product candidates. We continue to object to these terms as implying your product candidates are likely to be approved and/or that you will be successful in achieving a given market share, which are inappropriate for you to imply given the uncertainty in the development of biologics. As illustrative examples, we will not object to disclosure stating that TJ107 is the first long-acting recombinant human interleukin-7, Enoblituzumab is the most advanced clinical stage humanized antibody targeting T cell checkpoint regulator B7-H3, and TJX7 is the first humanized neutralizing antibody targeting CXCL13 chemokine.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all references to “first-in-class” or “best-in-class” have been removed throughout the Revised Draft Registration Statement.

Securities and Exchange Commission

October 4, 2019

Our Global Strategic Collaborations, page 5

2.

We note your response to comment 15. Please expand your Summary disclosure to disclose that you are the sublicensee under your agreement with Ferring International Center SA related to TJ301, as discussed on page 186.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4 and 138 of the Revised Draft Registration Statement.

Business

Collaboration Agreement with MacroGenics (enoblituzumab), page 186

3.

We note your response to prior comment 16 and your revised disclosure indicating that unless prohibited by applicable laws and regulations, you will co-own all clinical data and, to the extent joint ownership is not legally permitted, MacroGenics will be the sole and exclusive owners of such clinical data. Please revise to explain your reference to applicable law or regulation that would preclude you from joint ownership and, to the extent known and applicable, disclose whether you currently qualify for joint ownership.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 185 of the Revised Draft Registration Statement.

Taxation

PRC Taxation, page 274

4.	We note your response to comment 19, which we reissue in part. Please revise your disclosure to clearly state that the disclosure in this section is the opinion of named counsel.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 274 of the Revised Draft Registration Statement.

Securities and Exchange Commission

October 4, 2019

Exhibits

5.

It appears your are attempting to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K from Exhibits 10.14, 10.15, 10.16, 10.18, 10.19, 10.20, and 10.21. Please revise your Exhibit Index as appropriate and refile these exhibits to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv) of Regulation S- K or refile the complete agreement. We note your reference to Rule 406 with respect to Exhibits 10.13 and 10.17. Please tell us whether you plan to submit an application for confidential treatment pursuant to Rule 406 or advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has refiled the complete agreements for Exhibits 10.14, 10.15, 10.16, 10.18, 10.19, 10.20, and 10.21 and revised the rule reference with respect to Exhibits 10.13 and 10.17 to Item 601(b)(10)(iv) of Regulation S-K.

*            *             *

Securities and Exchange Commission

October 4, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Jane Kong, the partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-2648 or by email at Jane.kong@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jingwu Zhang Zang, Chairman of the Board of Directors, I-Mab

Jielun Zhu, Director and Chief Financial Officer, I-Mab

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP